     As filed with the Securities and Exchange Commission on May 5, 1999.

                                                     Registration No. 333-65539
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                           POST-EFFECTIVE AMENDMENT
                                   NO. 1 ON
                                   FORM S-3
                                  TO FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                                      The
                            Securities Act of 1933

                                --------------

                          GOLD BANC CORPORATION, INC.
            (Exact name of Registrant as specified in its charter)

                Kansas                               48-1008593
    (State or other jurisdiction of               (I.R.S. Employer
    incorporation or organization)               Identification No.)

                               11301 Nall Avenue
                             Leawood, Kansas 66211
                                (913) 451-8050
  (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive office)

                              MICHAEL W. GULLION
                            Chief Executive Officer
                          Gold Banc Corporation, Inc.
                               11301 Nall Avenue
                             Leawood, Kansas 66211
                                (913) 451-8050
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
  STEVEN F. CARMAN, ESQ.   MICHAEL M. STEWART, ESQ.     STEVEN KAPLAN, ESQ.
 Blackwell Sanders Peper      Crowe & Dunlevy, a          Arnold & Porter
        Martin LLP               Professional         Thurman Arnold Building
   Two Pershing Square           Corporation          555 Twelfth Street, N.W.
 2300 Main Street, Suite    1800 Mid-America Tower    Washington, D.C. 20004-
           1000               20 North Broadway                 1202
  Kansas City, Missouri    Oklahoma City, Oklahoma         (202) 942-5998
          64108                   73102-8273            Fax: (202) 942-5999
      (816) 983-8153            (405) 235-7747
   Fax: (816) 983-9153       Fax: (405) 272-5238

   Approximate date of commencement of proposed sale to the public: As soon as possible after the Registration Statement becomes effective.
   If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                --------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                EXPLANATORY NOTE

   Gold Banc Corporation, Inc. (the "Registrant") hereby amends its Registration Statement on Form S-4 (File No. 333-65539) (the "Form S-4"), by filing this Post-Effective Amendment No. 1 on Form S-3 to the Form S-4 relating to 3,920,292 shares of the Registrant's common stock, par value $1.00. All shares covered hereby were received by the former stockholders of Citizens Bancorporation, Inc. (the "Selling Stockholders") in connection with the merger of Citizens with and into a wholly-owned subsidiary of the Registrant. Such shares were previously registered on the Form S-4 and are being transferred to this Post-Effective Amendment No. 1 on Form S-3 to the Form S-4 pursuant to the provisions of Rule 401(e) and the procedure described therein. All filing fees payable in connection with the registration of these securities were previously paid by the Registrant in connection with the filing of the Form S-4.

   This Registration Statement contains two forms of prospectus. One prospectus will be used in connection with an underwritten offering of 751,045 shares (plus up to 112,655 shares covered by the underwriter's over-allotment option) by certain Selling Stockholders (the "Underwritten Prospectus") and one to be used in connection with a non-underwritten offering of up to 3,056,592 shares from time to time by the remaining Selling Stockholders (the "Non-Underwritten Prospectus"). The Underwritten Prospectus and the Non-Underwritten Prospectus will be identical in all respects except that they will contain different front and back cover pages and different information appearing under the following headings:

  . Prospectus Summary--The Offering;

  . Selling Stockholders;

  . Underwriting (replaced by Plan of Distribution in the Non-Underwritten
    Prospectus); and

  . Legal Matters.

   The Underwritten Prospectus is included herein and is followed by those pages to be used in the Non-Underwritten Prospectus which differ from those in the Underwritten Prospectus. Each of the pages for the Non-Underwritten Prospectus included herein are labeled "Alternate Page for Non-Underwritten Prospectus."

                             Preliminary Prospectus
                   Subject to Completion--Dated May   , 1999

                                 751,045 Shares
[LOGO]                    Gold Banc Corporation, Inc.

                                  Common Stock

                                  -----------

                       Listed on: Nasdaq National Market
                              Trading Symbol: GLDB
                      Closing price on May   , 1999: $

                                  -----------

      Certain stockholders of Gold Banc Corporation, Inc. propose to sell shares of Gold Banc Corporation, Inc. common stock


 Consider             Gold Banc Corporation, Inc.--
 carefully the
 "risk factors"         . We are a multi-bank holding
 beginning on             company that offers, through
 page    in this          our subsidiaries, a full range
 prospectus.              of community banking and
                          related financial services to
 Neither the              customers in Kansas, Oklahoma
 Securities and           and Missouri.
 Exchange
 Commission nor         . We will not receive any
 any state                proceeds from the sale of
 securities               these shares.
 commission has
 approved or            . We will pay all expenses other
 disapproved of           than those paid by the selling
 these securities         stockholders.
 or passed upon
 the adequacy or        . We will indemnify the selling
 accuracy of this         stockholders and the
 prospectus. Any          underwriter against certain
 representation           liabilities.
 to the contrary
 is a criminal        Selling Stockholders--
 offense.               . The selling stockholders may
                          sell 751,045 shares and have
 Our common stock         granted the underwriter an
 is not a deposit         option to purchase up to
 account of any           112,655 additional shares to
 bank, and is not         cover over-allotments.
 insured to any
 extent by the         . The selling stockholders will
 Federal Deposit         pay:
 Insurance
 Corporation or          (a) all underwriting fees,
 any other                   discounts or commissions;
 governmental
 agency.                 (b) any fees and expenses in
                             excess of $1,500 (per
 The underwriter             amendment or supplement) in
 is offering the             order to amend or supplement
 shares of common            the registration statement
 stock subject to            or prospectus to reflect
 prior sale,                 donees or pledgees;
 when, as and if
 delivered to and        (c) any expenses to conduct
 accepted by the             sales efforts; and
 underwriter. The
 underwriter has         (d) their own counsel's fees.
 the right to
 reject orders in       . The selling stockholders are
 whole or in              named individually in this
 part. The                prospectus.
 underwriter
 expects that the       . The selling stockholders will
 selling                  indemnify us and the
 stockholders             underwriter against certain
 will deliver             liabilities.
 certificates
 representing the
 common stock,
 against payment
 against the
 certificates, on
 or about
           , 1999
 at the offices
 of Advest, Inc.,
 New York, New
 York.


                         Price to Public Underwriting Discount Proceeds to Selling Stockholders
                         --------------- --------------------- --------------------------------
Per Share...............      $
Total...................      $

  The selling stockholders have granted the underwriter an option to purchase up to 112,655 additional common shares at the price to public less underwriting discounts and commissions solely to cover over-allotments, if any. If the underwriter exercises such option in full, the total price to public, underwriting discount and commissions and proceeds to the selling stockholders
will be $       , $        and $          , respectively.

  We, along with the selling stockholders, have agreed to indemnify the underwriter against certain liabilities, including certain liabilities under the Securities Act of 1933. See "Underwriting." The proceeds to the selling stockholders are before the deduction of offering expenses payable by the selling stockholders that we estimate will be approximately $5,000.

                                  Advest, Inc.

                         Prospectus dated May    , 1999


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                      MAP




JOHNSON COUNTY,     TULSA,               PITTSBURG,          ST. JOSEPH,
KANSAS              OKLAHOMA             KANSAS              MISSOURI




(SHAWNEE AND        Growing city of      University-based    Regional business
LEAWOOD) Suburb     760,000 people.      economy and         hub serving
of Kansas City      Diversified          regional trade      northwest
and a county that   economy, strong      center for          Missouri. Solid
has one of the      in technology and    southeast Kansas.   economy with core
country's           aviation.            Firm                strength in
fastest-growing     Southeastern         manufacturing       manufacturing.
business sectors.   Tulsa hosts          base and small      Metropolitan area
Population of       thousands of         business            population of
417,000 and ranks   small businesses.    community. County   97,000.
in the top 1% of                         population of
counties in the                          36,000 plus 6,400
nation in per                            students.
capita income
(based on 1996
Census Bureau
statistics).

                               PROSPECTUS SUMMARY

   This summary does not contain all of the information that may be important to you. You should carefully read this prospectus, and all other information that is incorporated by reference into this prospectus, in its entirety before you decide to invest in our common stock.

                          Gold Banc Corporation, Inc.

Overview

   We provide a full-range of community banking and related financial services at 28 locations in Kansas, Oklahoma and Missouri. As a multi-bank holding company, we own nine commercial banks, one federal savings bank, an investment advisory company, a trust company, a computer services business and an insurance agency. Since December 1978, we have grown internally and through acquisitions from a one bank holding company with $2.9 million in total assets to a bank holding company with ten banks and four non-bank subsidiaries, with $1.1 billion in total assets at December 31, 1998. A significant amount of our growth occurred in 1998, during which we acquired 6 banks operating in 13 locations with $514.7 million in total assets. Our growth has been based on a community banking strategy, which we believe our customers value because it combines a focus on local communities with the breadth in product and service offerings of a larger bank.

Community Banking Strategy

   Our strategy is to build responsive community banking offices with local decision making authority. To implement this strategy, each of our subsidiary banks maintains its own distinct local identity, complete with local decision makers who are empowered, with certain limitations, to make credit decisions.

   We view each subsidiary bank president as the head of a financial services center, where a primary focus is serving small to medium-sized businesses and their owner-operators. These customers value one-stop shopping which we offer through our bank subsidiaries. More than 80 percent of our loans in Johnson County, Kansas and Tulsa, Oklahoma (our two largest markets) are provided to local businesses. Each subsidiary bank maintains a local board of directors that helps support the vital role our subsidiary banks play in identifying and fulfilling the different needs of locally owned businesses in their respective communities.

   One of our goals is to create a more efficient organization within the framework of our community banking philosophy. While each of our subsidiary banks operates separately, we are centralizing certain management and administrative functions, including data processing, human resources and regulatory administration, in order to take advantage of economies of scale. Following our acquisition of CompuNet Engineering, Inc. in the first quarter of 1999, CompuNet will administer our consolidated back office operations, including the operation of our data and call centers for all of our subsidiary banks. We also provide direction for our subsidiary banks in areas of budget, asset/liability and investment portfolio management and credit review. We feel centralizing these functions, which involve little contact with our customers, will allow us to run our business more efficiently, help lower our operating expenses and enable our bank employees to focus on customer service and community involvement.

Geographic Growth into Metropolitan Areas

   While we continue to operate in select county seat towns, our market strategy increasingly focuses on larger growing Midwestern suburbs and cities and on serving the thousands of small-to-medium-sized businesses and their owner operators located in these communities that are responsible for driving much of this growth. Reflective of our increasing focus on vibrant metropolitan markets, as of December 31, 1998, approximately 66 percent of our assets were deployed in four markets which support a large base of small-to-medium sized businesses:

  . Johnson County, Kansas;

  . Tulsa, Oklahoma;

  . Pittsburg, Kansas; and

  . St. Joseph, Missouri.

   We believe that a recent wave of acquisitions of local banks in these communities by larger, more regional competitors and the conversion of these bank franchises to branch locations of much larger entities which has resulted in the elimination of local decision making have caused a number of customers of these locations to become dissatisfied. This has created an opportunity for us to attract and retain loan customers whose businesses require flexibility and responsiveness in lending decisions and a more personalized banking relationship.

Growth into Non-Bank Services

   In addition to our growth in assets, deposits and geographic locations, we have also expanded our product and service offerings as well. We provide more than traditional deposit accounts and loans. Since the beginning of 1998, we have added three non-bank businesses to further our objective of becoming a complete financial services provider for small-to-medium sized businesses and their owner operators and other customers. We now offer:

  . Investment management and retail brokerage services through Midwest
    Capital Management, Inc.;

  . Business and personal insurance through Gold Banc Financial Services,
    Inc.; and

  . Trust services and employee benefit accounts, including 401(k) plans, through The Trust Company.

   In addition, through our acquisition of CompuNet, we now offer certain technology services to financial institutions and other businesses. CompuNet designs, implements, integrates and administers local and wide area computer networks and also provides such technology services as Y2K compliance support, Internet solutions and video conferencing.

Growth into New Technology

   We continue to employ new technologies to serve and retain customers. Through the use of two-way videoconferencing, our bank customers have the opportunity to visit one-on-one with our non-bank professionals while in the familiar convenience of their own local bank. During the second quarter of 1999 we expect to premier our Internet banking system which, in addition to our Interactive Voice Response telephone system, allows our bank customers convenient 24-hour remote access to their account information. We believe these services are important to certain of our banking customers, including small-business owners, and provide an opportunity to strengthen and develop relationships with these customers.

Growth through Acquisitions

   In addition to internal growth, we will continue to look for opportunities to grow through acquisitions of community banks or non-bank providers of financial services located in metropolitan areas and county seat towns in our targeted market area. We believe that there will continue to be owners of small community banks that will be interested in selling their banks to an organization such as ours that has strong capital, a broad array of products and services, management talent, and a commitment to retaining the local identities of its subsidiaries. Other reasons that banks may continue to be willing to sell are a lack of liquidity in the stock of the company and an increasing cost associated with upgrading technology and maintaining compliance with bank regulations. We will continue to look to acquire banks with strong existing management teams so that our strategies can be implemented within the existing management structures, boards of directors and bank charters that are in place at these banks.

   Our principal executive office is located at 11301 Nall Avenue, Leawood, Kansas 66211, and our telephone number is (913) 451-8050.

                                  The Offering

The Securities being
 Offered..................  751,045 shares of common stock.

Shares of Common Stock
 Outstanding Before the
 Offering.................  17,181,618 shares.


Shares of Common Stock
 Outstanding After the
 Offering.................  17,181,618 shares.

The Estimated Net
 Proceeds to Selling
 Stockholders.............  Approximately $           million. Assumes the
                            underwriter does not exercise the over-allotment option to purchase up to 112,655 additional shares.

Dividends on Our Common
 Stock....................  Since the second quarter of 1997, we have paid quarterly cash dividends on the shares of our common stock. See "Price Range of Common Stock and Dividends."


The Use of Proceeds.......  We will not receive any of the proceeds from the sale of common stock being offered by this prospectus.

Nasdaq National Market
 Symbol...................  Our common stock is quoted on the Nasdaq National
                            Market under the symbol "GLDB."

                                  Risk Factors

   Before purchasing the securities offered by this prospectus you should
carefully consider the "Risk Factors" beginning on page   .

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The following is our selected consolidated financial information. This information has been restated to include acquisitions accounted for as poolings of interests and per share information has been restated to reflect a two-for-one stock split of our common stock in 1998. You should read this selected consolidated financial information in conjunction with our consolidated financial statements and notes that appear in our Annual Report on Form 10-K for 1998 that is incorporated by reference into this prospectus. See "Where You Can Find More Information."

                                 At or for the Years Ended December 31,
                             --------------------------------------------------
                                1998       1997      1996      1995      1994
                             ----------  --------  --------  --------  --------
                                (In thousands, except per share data and
                                                ratios)
Selected Results of
 Operations
 Interest income...........  $   75,196  $ 55,531  $ 44,652  $ 37,356  $ 32,173
 Interest expense..........      39,588    27,975    24,282    20,123    17,788
 Net interest income.......      35,608    27,556    20,370    17,233    14,385
 Provision for loan losses.       2,781     2,130     1,262     1,812       581
 Non-interest income.......       8,778     4,753     4,179     3,322       917
 Non-interest expense......      28,079    17,478    16,047    14,118    10,156
 Net income (1)............       9,122     8,295     4,906     3,105     3,132
Per Share Data
 Net income (basic and
  diluted) (1).............  $     0.55  $   0.54  $   0.45  $   0.30  $   0.29
 Book value................        4.88      4.19      3.47      2.69      2.23
 Cash dividend (2).........       0.075     0.045       --        --        --
Selected Balance Sheet Data
 Total assets..............  $1,111,356  $824,464  $632,561  $532,044  $453,065
 Loans, net of unearned
  income...................     723,364   545,531   408,258   321,866   271,148
 Allowance for loan losses.      10,752     7,736     5,322     4,486     3,678
 Investment securities.....     229,520   164,534   148,637   140,984   138,967
 Goodwill..................      13,328     3,205     3,257     3,409       --
 Deposits..................     926,687   697,163   549,507   466,327   391,514
 Long-term debt............      78,708    35,174     7,074    14,973    14,631
 Stockholders' equity......      83,811    66,566    53,120    28,875    24,479
Performance Ratios (3)
 Return on average assets
  (1)......................        0.93%     1.13%     0.85%     0.65%     0.74%
 Return on average equity
  (1)......................       11.59%    13.07%    13.63%    10.93%    13.47%
 Efficiency ratio..........       67.50%    58.34%    69.80%    75.08%      --
 Net interest margin.......        4.11%     4.14%     3.95%     3.99%     3.83%
 Net interest spread.......        3.67%     3.58%     3.52%     3.56%     3.45%
 Dividend payout (2).......       10.56%     7.03%      --        --        --
Asset Quality Ratios
 Allowance for loan losses
  to non-performing loans..      290.59%   673.28%   752.76%   227.02%   361.65%
 Net charge-offs to average
  loans....................        0.21%     0.10%     0.12%     0.34%     0.05%
 Allowance for loan losses
  to total loans...........        1.46%     1.40%     1.29%     1.37%     1.34%
Capital Ratios
 Tier 1 risk-based capital
  ratio (4)................       12.03%    14.11%    13.59%     6.93%     7.67%
 Total risk-based capital
  ratio (4)................       13.42%    15.41%    14.85%     8.19%     8.94%
 Leverage ratio............        8.80%    11.00%     8.14%     5.27%     5.14%

--------
(1) Net earnings and earnings per share in 1998 and 1997 of $9,122 and $8,295 and $0.55 and $0.54, respectively, include pro forma adjustments for income taxes on the earnings of Citizens Bancorporation, Inc., a Subchapter S corporation we acquired in 1998. Actual earnings and earnings per share unadjusted for income taxes on Citizens' earnings for 1998 and 1997, were $11,919 and $9,874 and $0.71 and $0.64, respectively. Additionally, the return on average assets and return on average equity ratios are shown on a proforma basis to reflect an adjustment for income taxes on Citizens' earnings for 1998 and 1997. Returns on average assets for 1998 and 1997 on an actual basis were 1.22% and 1.35%, respectively. Returns on an average equity for 1998 and 1997 on an actual basis were 15.14% and 15.56%, respectively.

(2) Prior to the second quarter of 1997, we had not paid cash dividends on shares of our common stock. The dividends paid and dividend payout ratio do not reflect a restatement of dividends paid prior to 1998 by entities we acquired in pooling of interests transactions in 1998.
(3) Ratios are annualized where appropriate.
(4) Tier 1 risk-based and total risk-based capital ratios for the years ended 1996, 1995 and 1994 are not restated to reflect subsidiaries we acquired in pooling of interests transactions in 1998.

                              RECENT DEVELOPMENTS

Selected Financial and Other Data

   The following tables set forth historical financial and other data at the dates and for the periods indicated. Financial data as of March 31, 1999, and for the three months ended March 31, 1999 and 1998, are unaudited. In the opinion of our management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation have been included. The data for the three months ended March 31, 1999, are not necessarily indicative of what our results of operations will be for the year ending December 31, 1999, or for any other period.

                 Consolidated Condensed Statement of Condition

                                                   As  of           As of
                                               March 31, 1999 December 31, 1998
                                               -------------- -----------------
                                                (unaudited)       (audited)
                                                    (dollars in thousands)
Cash and due from banks.......................   $   31,230      $   36,305
Interest-bearing deposits and fed funds.......       69,482          62,798
Loans, net of allowance for loan losses.......      737,033         723,364
Investment securities.........................      241,105         229,520
Premises and equipment........................       28,193          26,183
Goodwill......................................       17,061          13,328
Other assets..................................       23,493          19,858
                                                 ----------      ----------
    Total assets..............................   $1,147,597      $1,111,356
                                                 ==========      ==========
Deposits......................................   $  950,025      $  926,687
Short-term borrowings.........................       22,520          14,212
Other borrowings and long-term debt...........       50,244          49,958
Other liabilities.............................        9,505           7,938
Guaranteed preferred beneficial interest in
 subordinated debt............................       28,750          28,750
Total stockholders' equity....................       86,553          83,811
                                                 ----------      ----------
    Total liabilities and stockholders'
     equity...................................   $1,147,597      $1,111,356
                                                 ==========      ==========

                      Selected Consolidated Operating Data

                                                           For the Three Months
                                                              Ended March 31,
                                                           ---------------------
                                                              1999       1998
                                                           ---------- ----------
                                                                (unaudited)
                                                                (dollars in
                                                                thousands,
                                                             except per share
                                                                   data)
Interest income........................................... $   20,646 $   16,795
Interest expense..........................................     10,960      8,834
                                                           ---------- ----------
    Net interest income...................................      9,686      7,961
Provision for loan losses.................................        496        810
                                                           ---------- ----------
Net interest income after provision for loan losses.......      9,190      7,151
Non-interest income:
  Service charges.........................................        908        655
  Gain on sale of mortgage loans..........................        156        225
  Gain on sale of securities..............................        167          1
  Investment trading fees & commissions...................        976        691
  Other...................................................      1,104        338
                                                           ---------- ----------
    Total non-interest income.............................      3,311      1,910
Non-interest expense:
  Salaries and employee benefits..........................      3,865      2,975
  Occupancy expense.......................................      1,287        768
  Federal deposit insurance premiums......................         17         21
  Other...................................................      2,601      1,788
                                                           ---------- ----------
    Total non-interest expense............................      7,770      5,552
Income before income taxes................................      4,731      3,509
Income tax expense (1)....................................      1,649      1,176
                                                           ---------- ----------
    Net income............................................ $    3,082 $    2,333
                                                           ========== ==========
Basic and diluted earnings per share (2).................. $     0.18 $     0.14
                                                           ========== ==========

--------
(1) 1998 amounts include pro forma adjustments for taxes related to Subchapter S corporate earnings of Citizens Bank of Tulsa.
(2) 1998 data restated for the 2 for 1 stock split in May 1998.

                               Selected Ratios(1)

                                                     At or for the Three Months
                                                           Ended March 31,
                                                     ---------------------------
                                                         1999          1998
                                                     ------------- -------------
Net interest margin.................................         3.83%         3.98%
Net interest spread.................................         3.37%         3.43%
Return on average assets (2)........................         1.09%         1.07%
Return on average equity (2)........................        14.48%        12.66%
Leverage ratio......................................         8.62%        10.58%
Non-performing loans to total loans.................         0.29%         0.28%
Non-performing assets to total assets...............         0.42%         0.27%
Allowance for loan losses to total loans............         1.49%         1.42%

--------
(1) Ratios are annualized where appropriate. Such ratios and results are not necessarily indicative of results that may be expected for the full year.
(2) 1998 amounts include pro forma adjustments for taxes related to Subchapter S corporate earnings of Citizens Bank of Tulsa.

          Management's Discussion and Analysis of Recent Developments

Results of Operations

   Net income for the three months ended March 31, 1999 was $3.1 million, or $0.18 per share, compared to $2.3 million, or $0.14 per share, for the three months ended March 31, 1998. This 32% increase in net income was primarily the result of the acquisition of six banks with thirteen branch locations, as well as internal growth.

   For the three months ended March 31, 1999, return on average assets was 1.09% and return on average equity was 14.48%, which are both increased from the ratios for the first quarter of 1998 of 1.07% and 12.66%, respectively. On a cash earnings basis (excluding the amortization of goodwill) the return on average assets and return on average equity for the three months ended March 31, 1999 were 1.16% and 15.36%, respectively, versus 1.11% and 13.12%, respectively, for the three months ended March 31, 1998.

   For the three month period ended March 31, 1999, net interest income increased $1.7 million compared to the same period in 1998. The change was due to a significant increase in the amount of interest-earning assets and interest-bearing liabilities. The net interest margin for the three months ended March 31, 1999 was 3.83% as compared to 3.98% for the same period in 1998. Other income increased $1.4 million primarily from increased service charges on deposit accounts of $253,000 and increased investment trading fees and commissions of $285,000, as well as through the addition of two banks we acquired in the third quarter of 1998 accounted for under the purchase method of accounting. Non-interest expense increased $2.2 million, also primarily due to our growth through acquisitions. Significant increases included salaries and benefits of $890,000 and occupancy of $519,000.

Financial Condition

   Total assets at March 31, 1999 were $1.1 billion, an increase of $36 million, or 3.3%, from total assets at December 31, 1998. Investment securities increased $11 million and net loans increased $14 million, resulting mostly from internal growth. Other assets increased $11 million primarily due to the acquisition of CompuNet Engineering in March 1999.

   Deposits increased $23 million, from $927 million at December 31, 1998, to $950 million at March 31, 1999. The increase was almost entirely the result of internal growth. Short-term borrowings increased $8.3 million, primarily due to increased borrowings at the holding company level for the acquisition of CompuNet Engineering and general operating expenses. Other liabilities increased almost $1.6 million, primarily as a result of the acquisition of CompuNet Engineering in March 1999. Shareholders' equity increased $2.7 million.

                                  RISK FACTORS

   You should carefully consider the following risk factors before purchasing the common stock offered by this prospectus. This prospectus contains forward-looking statements that involve risk and uncertainties. You can identify these forward-looking statements because they may include terms such as "believes," "anticipates," "intends," "expects," or similar expressions, and may include discussions of future strategy. We caution you not to rely unduly on any forward-looking statements in this prospectus. Our actual results could differ materially from the forward-looking statements. The risk factors described below could cause or contribute to these differences and apply to all forward-looking statements wherever they appear in this prospectus. However, there could be other factors not listed below that may affect us. We may not update these risk factors or publicly announce revisions to forward-looking statements contained in this prospectus.

We depend primarily on any dividends we may receive from our subsidiaries to pay dividends on our common stock, if any.

   We are a separate legal entity from our subsidiaries and do not have significant operations of our own. We depend primarily on any dividends we receive from our subsidiaries, which may be limited by statute and regulations, and our cash and liquid investments, to pay dividends on our common stock, if any. Even if our subsidiaries are able to generate sufficient earnings to pay dividends to us, there is no assurance that their respective Boards of Directors might not decide to retain a greater portion of their earnings to maintain existing capital or achieve additional capital necessary in light of the financial condition, asset quality or regulatory requirements of the subsidiaries and other business considerations.

   We currently have two subsidiaries that have an aggregate liquidation amount
of $         million of trust preferred securities outstanding. The
subsidiaries invested the proceeds from the sale of the trust preferred securities in a like amount of our junior subordinated deferrable interest debentures. We have the right to defer interest payments on the debentures. If we defer interest payments on the debentures, we will be prohibited, subject to certain exceptions, from declaring or paying cash dividends on our common stock or our debt securities that rank equally with the debentures, until we pay all deferred amounts on the debentures.

It may be difficult for us to maintain our rapid growth.

   We have completed several acquisitions in the past few years that have significantly enhanced our rate of growth. We cannot be certain that we will continue to sustain this rate of growth or grow at all. Competition for suitable acquisition candidates is intense. We are targeting acquisition candidates, particularly in the metropolitan and suburban areas, that a variety of larger financial institutions are also interested in acquiring. We have reviewed potential acquisition candidates and held preliminary discussions with several of these candidates. We cannot assure you that any of these discussions will be successful. As a result, we may not be successful in identifying acquisition candidates or be able to acquire banks and businesses on terms we feel are favorable.

   The rural market areas we now serve afford limited, if any, opportunities for growth. We believe future growth in our earnings will depend, in addition to acquisitions, on our growth in the metropolitan and suburban market areas where we have branches. The financial institutions in these metropolitan and suburban areas also compete intensely for assets and deposits. This competition may adversely affect our ability to grow our asset and deposit base profitably.

We may experience difficulties in managing our growth.

   As part of our general strategy, we may continue to acquire banks and businesses that we believe provide a strategic fit with our business. To the extent that we do grow, we cannot assure you that we will be able to adequately and profitably manage such growth. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

  . potential exposure to liabilities of banks and businesses we acquire;

  . difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;

  . potential disruption to our business;

  . potential diversion of our management's time and attention;

  . impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire; and

  . incurrence of amortization expense if we account for an acquisition as a purchase and dilution to our stockholders if we use our common stock as consideration for the acquisition.

The loss of certain key personnel could adversely affect our operations.

   Our success depends in large part on the retention of a limited number of key persons, including:

  . Michael W. Gullion, our Chairman and Chief Executive Officer;

  . Malcolm M. Aslin, our President and Chief Operating Officer;

  . Keith E. Bouchey, our Executive Vice President, Chief Financial Officer and Corporate Secretary; and

  . Joseph F. Smith, our Executive Vice President and Chief Technology
    Officer.

   We will likely undergo a difficult transition period if we lose the services of any or all of these individuals. In recognition of this risk, we own and are the beneficiary of an insurance policy on the life of Mr. Gullion providing death benefits of $1.5 million and have entered into employment agreements with Messrs. Gullion, Aslin, Bouchey and Smith.

   We also place great value on the experience of the presidents of our subsidiaries and the branches of our subsidiaries and on their relationships with the communities they serve. The loss of these key persons could negatively impact the affected banking locations. There is no assurance we will be able to retain our current key personnel or attract additional qualified key persons as needed.

Changes in the local economic conditions could adversely affect our loan portfolio.

   Our success depends to a certain extent upon the general economic conditions of the local markets that we serve. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers in those markets in Kansas, Oklahoma and Missouri, including a number of rural markets, where our subsidiary banks operate. Our commercial, real estate and construction loans, and the ability of the borrowers to repay these loans and the value of the collateral securing these loans, are impacted by the local economic conditions. In the rural markets we serve, the predominant economic sector is agriculture. Changes in the agricultural economy may have an impact on our results of operations and financial condition. We cannot assure you that favorable economic conditions will exist in such markets.

Our allowance for loan losses may not be adequate to cover actual loan losses.

   As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans may not be sufficient to assure repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. Our credit risk with respect to our real estate and construction loan portfolio relates principally to the general creditworthiness of individuals and the value of real estate serving as security for the repayment of loans. Our credit risk with respect to our commercial and consumer installment loan portfolio relates principally to the general creditworthiness of businesses and individuals within our local markets.

   We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for potential losses based on a number of factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our loan losses. We may have to increase the allowance in the future. Material additions to our allowance for loan losses would decrease our net income.

We may be unable to manage interest rate risks that could reduce our net interest income.

   Like other financial institutions, our results of operations are impacted principally by net interest income which is the difference between interest earned on loans and investments and interest expense paid on deposits and other borrowings. We cannot predict or control changes in interest rates. Regional and local economic conditions and the policies of regulatory authorities, including monetary policies of the Federal Reserve, affect interest income and interest expense. While we continually take measures intended to manage the risks from changes in market interest rates, changes in interest rates can still have a material adverse effect on our profitability.

We cannot predict how changes in technology will impact our business.

   The financial services market, including banking services, is increasingly affected by advances in technology, including developments in:

  . telecommunications;

  . data processing;

  . automation;

  . Internet-based banking;

  . telebanking; and

  . debit cards and so-called "smart cards."

   Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future.

The banking business is highly competitive.

   We operate in a competitive environment. In the metropolitan and suburban areas in which we compete, other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms and other financial intermediaries offer similar services. We also face competition in our rural markets. Many of these competitors have substantially greater resources and lending limits and may offer certain services our subsidiary banks and businesses do not currently provide. In addition, some of the nonbank competitors are not subject to the same extensive regulations that govern our subsidiary banks and businesses. Our profitability depends upon the ability of our subsidiaries to compete in our primary market areas.

Our operations may be adversely affected if we, or certain persons with whom we do business, fail to adequately address the Year 2000 issue.

   Certain of our older computer programs identify years with two digits instead of four. If not remedied, this is likely to cause problems because these programs may recognize the year 2000 as the year 1900. As with other financial institutions, we engage in a significant amount of business and reporting activity that depends on accurate date information, such as calculation of interest and other calculations pertaining to loans, deposits, assets and investments. As a result, Year 2000 problems could result in a system failure or miscalculations that disrupt our operations. We continue to address these issues as they relate to our subsidiaries and corporate systems and are in the implementation phase of our preparations for the year change from 1999 to 2000.

   The process of remediating, the costs of remediating or failing to remediate Year 2000 issues may be more burdensome than we anticipate. In addition, it is possible that Year 2000 issues could have a material adverse affect on:

  . our service providers and their ability to provide us services, including
    Bankline MidAmerica, Inc. which provides a data processing system that most of our subsidiary banks have converted to or are scheduled to convert to before December 31, 1999, and

  . our customers, their businesses, and their ability to repay loans.

   The cumulative effect of such problems, if they occur, could adversely effect our operations. For a more detailed discussion of our Year 2000 initiatives see the disclosure under "Year 2000 Initiatives" in our annual report on Form 10-K for the year ended December 31, 1998, which has been incorporated by reference into this prospectus.

We are subject to extensive regulation.

   The banking industry is heavily regulated under both federal and state law. These regulations are primarily intended to protect depositors and the Federal Deposit Insurance Corporation, not our creditors or stockholders. Our nonbank subsidiaries are also subject to the supervision of the Federal Reserve Board, in addition to other regulatory and self-regulatory agencies including the Securities and Exchange Commission, the National Association of Securities Dealers, and state securities and insurance regulators. Regulations affecting banks and financial services businesses are undergoing continuous change, and the ultimate effect of such changes cannot be predicted. Regulations and laws may be modified at any time, and new legislation may be enacted that affects us, our subsidiary banks or our nonbank subsidiaries. We cannot assure you that such modifications or new laws will not adversely affect us.

Certain provisions of our articles of incorporation and bylaws and Kansas law may discourage takeover attempts that you may deem to be in your best interests.

   Certain provisions of our articles of incorporation and bylaws, certain powers of our Board of Directors and certain sections of the corporate law of Kansas may discourage takeover attempts not first approved by our Board of Directors, including takeovers that certain stockholders may deem to be in their best interests. These provisions and powers of our Board of Directors could:

  . delay or prevent the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption of control would be beneficial to stockholders; and

  . discourage or make more difficult a merger, tender offer or proxy contest, even if such events would be beneficial in the short term, to the interests of stockholders.

   In addition, our Board of Directors has authority to issue up to 50,000,000 shares of preferred stock in one or more series and to fix preferences, rights and limitations of any such series without stockholder approval. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals or making it more difficult for a third party to gain control of us, or otherwise could adversely affect the market price of our common stock.

Our subsidiary banks may be forced to pay for any losses the Federal Deposit Insurance Corporation incurs if it provides assistance to any of our other subsidiary banks.

   Federal law contains a "cross guarantee" provision that could require any of our insured subsidiary banks to pay for losses incurred by the Federal Deposit Insurance Corporation if it provides assistance to another of our insured subsidiary banks or in the event a subsidiary bank fails. If another of our subsidiary banks is assessed for any assistance the Federal Deposit Insurance Corporation may provide, such assessment could materially effect that subsidiary bank's financial condition as well as ours.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the common stock being offered by the selling stockholders by this prospectus. The selling stockholders will receive all of the proceeds from the sale of the common stock offered by this prospectus.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

   Our common stock, par value $1.00 per share, trades on the Nasdaq National Market System tier of The Nasdaq Stock Market under the symbol "GLDB."

   Information relating to the market prices of our common stock and cash dividends declared on our common stock is set forth in the table below. Market price and cash dividends are adjusted to reflect a 100% stock dividend in the form of a two for one stock split on May 18, 1998.

                                                         Market Price
                                                         -------------   Cash
                                                          High   Low   Dividends
                                                         ------ ------ ---------
      1997
      First quarter..................................... $ 5.94 $ 4.25  $0.000
      Second quarter....................................   7.19   5.25   0.015
      Third quarter ....................................  10.00   7.00   0.015
      Fourth quarter....................................  13.00  10.00   0.015
      1998
      First quarter..................................... $13.38 $11.63  $0.015
      Second quarter....................................  22.75  12.50   0.020
      Third quarter.....................................  21.75  14.00   0.020
      Fourth quarter....................................  17.69  12.15   0.020
      1999
      First quarter..................................... $16.25 $12.80  $0.020
      Second quarter (through April 30, 1999) (1).......  16.38  13.44   0.020

--------
(1) Our Board of Directors has approved a $0.02 cash dividend per share of common stock to stockholders of record as of May 14, 1999 payable on May 24, 1999.

                              SELLING STOCKHOLDERS

Background

   The shares of common stock being offered by this prospectus were acquired by some of the former stockholders of Citizens Bancorporation, Inc. pursuant to the merger of Citizens into one of our wholly-owned subsidiaries. The sale of the common stock by the selling stockholders is restricted by Rule 145 promulgated under the Securities Act, and these shares cannot be transferred unless (a) the sale is registered under the Securities Act or (b) the transfer is made in accordance with Rule 145 or another exemption from registration under the Securities Act.

Registration Rights Agreement

   As part of the merger of Citizens into our wholly-owned subsidiary, we entered into a registration rights agreement with the former stockholders of Citizens. The material provisions of the registration rights agreement are described below. A copy of the registration rights agreement has been incorporated by reference as an exhibit to the registration statement.

   To facilitate resales of the shares held by the former stockholders of Citizens, we agreed to file the Securities Act registration statement of which this prospectus is a part. We have agreed to use reasonable efforts to keep the registration statement continuously effective for a period ending with the earlier of (a) the sale of all of the shares held by the former Citizens stockholders, or (b) December 10, 1999.

   We will pay all expenses in the performance of our registration obligations under the registration rights agreement, including all registration, filing and qualification fees, printing expenses, and fees and disbursements of our attorneys. The selling stockholders are responsible for:

  . any fees and expenses in excess of $1,500 (per amendment or supplement) in order to amend or supplement the registration statement or this prospectus to reflect donees or pledgees,

  . any underwriting fees, discounts or commissions relating to the sale of the shares,

  . expenses for any road shows or similar sales efforts, and

  . any fees or disbursements for the selling stockholders' attorneys.

   The registration rights agreement contains customary indemnification provisions by which we are obligated to indemnify and hold harmless the selling stockholders, and the selling stockholders are obligated under certain circumstances to indemnify and hold us and certain related parties harmless, in each case in connection with liabilities relating to the registration of the shares.

   The following table sets forth the names of the selling stockholders, the shares of common stock being offered by the selling stockholders by this prospectus, and the number of shares of common stock the selling stockholders will beneficially own after the consummation of this offering. All information with respect to the beneficial ownership has been furnished by the selling stockholders.

                              Number of                 Number of
                              Shares of   Number of     Shares of
                               Common     Shares of       Common     Percentage
                             Stock Owned Common Stock     Stock      of Shares
                              Prior to    Offered by   Owned After     Owned
Name Of                          the       Selling         the       After the
Selling Stockholders          Offering   Stockholders  Offering (1) Offering (1)
--------------------         ----------- ------------  ------------ ------------
Eric M. Bohne Revocable
 Family Trust #1(2).........   282,734     277,734(3)     5,000           *
Eric M. Bohne Revocable
 Family Trust #2(2).........   134,966     129,966(4)     5,000           *
Dillard Enterprises,
 L.L.C.(5)..................   456,504     456,000(6)       504           *

--------
*  Less than one percent.
(1) Assumes that the selling stockholders sell all of the common stock being offered and do not acquire additional shares of our common stock.
(2) Eric M. Bohne, trustee of the Eric M. Bohne Revocable Family Trust #1 and trustee of the Eric M. Bohne Revocable Family Trust #2, is a director and the President of Citizens Bank of Tulsa, our wholly-owned subsidiary.
(3) Assumes the underwriter exercises an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an additional 36,226 shares at the public offering price.
(4) Assumes the underwriter exercises an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an additional 16,951 shares at the public offering price.
(5) Ernest E. Dillard, manager and a member of Dillard Enterprises, L.L.C., is a director and the Chairman of Citizens Bank of Tulsa, our wholly-owned subsidiary.
(6) Assumes the underwriter exercises an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an additional 59,478 shares at the public offering price.

   Pursuant to the registration rights agreement, we have also agreed to register 3,056,592 shares held by other former Citizens stockholders that are not being offered through this prospectus. We have filed a separate prospectus to cover those shares.

                                  UNDERWRITING

   Under the terms and conditions set forth in the underwriting agreement among us, the selling stockholders, and Advest, Inc., Advest has agreed to purchase from the selling stockholders and the selling stockholders have agreed to sell to Advest, the number of shares of common stock set forth below:

                                                                       Number of
      Underwriter                                                       Shares
      -----------                                                      ---------
      Advest, Inc.....................................................  751,045
                                                                        -------
          Total.......................................................  751,045
                                                                        =======

   The underwriting agreement provides that the obligations of Advest are subject to approval of certain matters by its counsel and to various other conditions. Advest is committed to purchase and pay for all such shares of common stock being sold pursuant to the underwriting agreement, if any shares of common stock are purchased.

   Advest has advised us and the selling stockholders that they propose to offer the shares of common stock directly to the public initially at the offering price set forth on the cover page of this prospectus and to certain
selected dealers at such price less a concession not to exceed $        per
share. Advest may allow, and such selected dealers may reallow, a concession
not in excess of $        per share to certain other dealers. After the public
offering of the shares, the public offering price, concession and reallowance to dealers may be changed by Advest. The common stock is offered and subject to receipt and acceptance by Advest, and to certain other conditions, including the right to reject orders in whole or in part.

   The selling stockholders have granted to the underwriter an option, exercisable not later than 30 days after the date of the underwriting agreement, to purchase up to an additional 112,655 shares of common stock at the public offering price less discounts. To the extent that the underwriter exercises this option, the selling stockholders will be obligated, pursuant to the option, to sell these shares of common stock to the underwriter. The underwriter may exercise this option only to cover over-allotments made in connection with the sale of the shares of common stock offered by this prospectus. If purchased, the underwriter will offer these additional shares of common stock on the same terms as those on which the 112,655 shares of common stock are being offered.

   Subject to certain limitations, we along with the selling stockholders and Advest have agreed to indemnify each other against certain liabilities including liabilities under the Securities Act, or to contribute to payments that we, the selling stockholders, or Advest may be required to make in respect of these liabilities.

   The foregoing is a summary of the principal terms of the underwriting agreement and does not purport to be complete. Reference is made to a copy of the underwriting agreement that was filed as an exhibit to the registration statement of which this prospectus is a part.

   Advest has been engaged in the ordinary course of business, and may in the future be engaged, to perform investment banking and other advisory-related services for us, our affiliates, and certain stockholders of ours. Advest, Inc. also served as managing underwriter in our public offering of common stock in 1996 and trust preferred securities in 1997, and advised us in certain of our acquisition transactions. Advest, Inc. also served as managing underwriter for
our trust preferred securities offering completed on May   , 1999.

   In connection with the offering of the common stock, Advest and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain, or otherwise affect the market price of the common stock. Such transactions may include stabilizing transactions in which they bid for, and purchase, shares of the common stock at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the common stock. Advest also may bid for, and purchase, shares of common stock to reduce a short position incurred to reclaim any selling concessions otherwise accruing or allowed to a selling group member in connection with the offering if the common stock originally sold by such selling group member is repurchased by Advest and therefore has not been effectively placed by such selling group member. Any of the foregoing transactions may result in the maintenance of a price for the common stock at a level above that which might otherwise prevail in the open market. Neither we nor Advest makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. Advest is not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered by this prospectus has been passed upon for us by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri. Certain legal matters in connection with the shares will be passed upon for Advest by Arnold & Porter, Washington, D.C. Certain legal matters will be passed upon for the selling stockholders by Crowe & Dunlevy, a Professional Corporation, Oklahoma City, Oklahoma. Arnold & Porter will rely as to certain matters of Kansas law on the opinion of Blackwell Sanders Peper Martin LLP.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference are incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated here by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act, we file reports, proxy statements, information statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W. Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Citicorp Center, 14th Floor, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Copies of this material can also be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549. This material also may be accessed electronically by means of the SEC's home page on the Internet at www.sec.gov.

   Our common stock trades on the Nasdaq National Market under the symbol "GLDB." Documents filed by us with the SEC also can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

   We have filed a post-effective amendment No. 1 on Form S-3 to our registration statement on Form S-4 with the SEC under the Securities Act in connection with the offering. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The registration statement, including any amendments, schedules and exhibits thereto, is available for inspection and copying as set forth above. Statements contained in this prospectus as to the contents of any contract or other document referred to in this document include all material terms of such contract or other documents but are not necessarily complete, and in each instance reference is made to the copy of any such contract or other document which may have been filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the date the selling stockholders sell all of the shares or until the date the offering of the shares is otherwise ended.

  . Our annual report on Form 10-K for the fiscal year ended December 31, 1998, as filed with the SEC on March 31, 1999.

  . Our current report on Form 8-K dated April 28, 1999.

  . The description of our common stock set forth in the Form 8-A12G
    Registration Statement as filed with the SEC on November 1, 1996.

   You may request a free copy of these filings by writing or telephoning us at the following address:

                                Keith E. Bouchey
                              Corporate Secretary
                          Gold Banc Corporation, Inc.
                               11301 Nall Avenue
                             Leawood, Kansas 66211
                                 (913) 451-8050

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

   This prospectus (including information included or incorporated by reference in this prospectus) contains forward-looking statements with respect to our financial condition, results of operations, plans, objectives, future performance and business, including statements preceded by, followed by or that include the words, "believes," "expects," "anticipates" or similar expressions. These forward-looking statements involve certain risks and uncertainties and may relate to our future operating results.

   Factors that may cause actual results to differ materially from those contemplated by these forward-looking statements include, among others, the following possibilities:

  . expected cost savings from our acquisitions not being fully realized or realized within the expected time frame;

  . earnings following acquisitions being lower than expected;

  . a significant increase in competitive pressure among depository and other financial institutions;

  . costs or difficulties related to the integration of the acquired businesses being greater than expected;

  . changes in the interest rate environment resulting in reduced margins;

  . general economic or business conditions, either nationally or in Kansas, Oklahoma or Missouri, being less favorable than expected, and resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

  . legislative or regulatory changes adversely affecting the businesses in which we will be engaged;

  . changes in the securities markets; and

  . changes in the banking industry, including the effects of consolidation resulting from possible mergers of financial institutions.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.

                               ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary.........................................................   3
Selected Consolidated Financial Data.......................................   6
Recent Developments........................................................   8
Risk Factors...............................................................  11
Use of Proceeds............................................................  15
Price Range of Common Stock and Dividends..................................  15
Selling Stockholders.......................................................  16
Underwriting...............................................................  18
Legal Matters..............................................................  19
Experts....................................................................  19
Where You Can Find More Information........................................  20
Incorporation of Certain Documents by Reference............................  20
Cautionary Statement Concerning
 Forward-Looking Information...............................................  21

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                751,045 Shares

                         [GOLD BANC CORPORATION LOGO]

                                   GOLD BANC
                               CORPORATION, INC.

                                 Common Stock

                               ---------------

                                  PROSPECTUS
                               ---------------

                                 Advest, Inc.

                                 May   , 1999

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                [ALTERNATE PAGE FOR NON-UNDERWRITTEN PROSPECTUS]

                             Preliminary Prospectus
                   Subject to Completion--Dated May   , 1999

[LOGO]                          3,056,592 Shares
                          Gold Banc Corporation, Inc.

                                  Common Stock

                                  -----------

                       Listed on: Nasdaq National Market
                              Trading Symbol: GLDB
                    Closing price on May    , 1999: $

                                  -----------

 Certain stockholders of Gold Banc Corporation, Inc. propose to sell from time to time shares of Gold Banc Corporation, Inc. common stock

                     Gold Banc Corporation, Inc.--


                       . We are a multi-bank holding company that offers,
 Consider                through our subsidiaries, a full range of community
 carefully the           banking and related financial services to customers
 "risk factors"          in Kansas, Oklahoma and Missouri.
 beginning on
 page    in this       . We will not receive any proceeds from the sale of
 prospectus.             these shares.

 Neither the           . We will pay all expenses other than those paid by the
 Securities and          selling stockholders.
 Exchange
 Commission nor
 any state             . We will indemnify the selling stockholders against
 securities              certain liabilities.
 commission has
 approved or         Selling Stockholders--
 disapproved of
 these securities      . The selling stockholders may sell 3,056,592 shares.
 or passed upon        . The selling stockholders will pay:
 the adequacy or
 accuracy of this        (a) all underwriting fees, discounts or commissions;
 prospectus. Any
 representation          (b) any fees and expenses in excess of $1,500 (per
 to the contrary             amendment or supplement) in order to amend or
 is a criminal               supplement the registration statement or
 offense.                    prospectus to reflect donees or pledgees;

                         (c) any expenses to conduct sales efforts; and

                         (d) their own counsel's fees.

                       . The selling stockholders are named individually in
 Our common stock        this prospectus.
 is not a deposit      . The selling stockholders will indemnify us against
 account of any          certain liabilities.
 bank, and is not
 insured to any
 extent by the
 Federal Deposit
 Insurance
 Corporation or
 any other
 governmental
    agency.                 Prospectus dated May   , 1999

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                [ALTERNATE PAGE FOR NON-UNDERWRITTEN PROSPECTUS] bank regulations. We will continue to look to acquire banks with strong existing management teams so that our strategies can be implemented within the existing management structures, boards of directors and bank charters that are in place at these banks.

   Our principal executive office is located at 11301 Nall Avenue, Leawood, Kansas 66211, and our telephone number is (913) 451-8050.

                                  The Offering

The Securities being
 Offered...................  3,056,592 shares of common stock.

Shares of Common Stock
 Outstanding Before the
 Offering..................  17,181,618 shares.

Shares of Common Stock
 Outstanding After the
 Offering..................  17,181,618 shares.

Dividends on Our Common
 Stock.....................  Since the second quarter of 1997, we have paid quarterly cash dividends on the shares of our common stock. See "Price Range of Common Stock and Dividends."

The Use of Proceeds........  We will not receive any of the proceeds from the sale of common stock being offered by this prospectus.

Nasdaq National Market
 Symbol....................  Our common stock is quoted on the Nasdaq National
                             Market under the symbol "GLDB."

                                  Risk Factors

   Before purchasing the securities offered by this prospectus you should
carefully consider the "Risk Factors" beginning on page     .

                [ALTERNATE PAGE FOR NON-UNDERWRITTEN PROSPECTUS]
                              SELLING STOCKHOLDERS

Background

   The shares of common stock being offered by this prospectus were acquired by some of the former stockholders of Citizens Bancorporation, Inc. pursuant to the merger of Citizens into one of our wholly-owned subsidiaries. The sale of the common stock by the selling stockholders is restricted by Rule 145 promulgated under the Securities Act, and these shares cannot be transferred unless (a) the sale is registered under the Securities Act or (b) the transfer is made in accordance with Rule 145 or another exemption from registration under the Securities Act.

Registration Rights Agreement

   As part of the merger of Citizens into our wholly-owned subsidiary, we entered into a registration rights agreement with the former stockholders of Citizens. The material provisions of the registration rights agreement are described below. A copy of the registration rights agreement has been incorporated by reference as an exhibit to the registration statement.

   To facilitate resales of the shares by the former stockholders of Citizens, we agreed to file the Securities Act registration statement of which this prospectus is a part. We have agreed to use reasonable efforts to keep the registration statement continuously effective for a period ending with the earlier of (a) the sale of all of the shares held by the former Citizens stockholders, or (b) December 10, 1999.

   We will pay all expenses in the performance of our registration obligations under the registration rights agreement, including all registration, filing and qualification fees, printing expenses, and fees and disbursements of our attorneys. The selling stockholders are responsible for:

  . any fees and expenses in excess of $1,500 (per amendment or supplement) in order to amend or supplement the registration statement or this prospectus to reflect donees or pledgees,

  . any underwriting fees, discounts or commissions relating to the sale of the shares,

  . expenses for any road shows or similar sales efforts, and

  . any fees or disbursements for the selling stockholders' attorneys.

   The registration rights agreement contains customary indemnification provisions by which we are obligated to indemnify and hold harmless the selling stockholders, and the selling stockholders are obligated under certain circumstances to indemnify and hold us and certain related parties harmless, in each case in connection with liabilities relating to the registration of the shares.

   The following table sets forth the names of the selling stockholders, the shares of common stock being offered by the selling stockholders by this prospectus, and the number of shares of common stock the selling stockholders will beneficially own after the consummation of this offering. All information with respect to the beneficial ownership has been furnished by the selling stockholders.

                [ALTERNATE PAGE FOR NON-UNDERWRITTEN PROSPECTUS]

                               Number of                Number of
                               Shares of   Number of    Shares of
                                Common     Shares of      Common     Percentage
                              Stock Owned Common Stock    Stock      of Shares
                               Prior to    Offered by     Owned        Owned
Name of                           the       Selling     After the    After the
Selling Stockholders           Offering   Stockholders Offering (1) Offering (1)
--------------------          ----------- ------------ ------------ ------------
Daniel Buford (2)............   595,440     595,440         --           --
Sam Buford (2)...............   820,437     820,437         --           --
Sharon Buford................   820,278     820,278         --           --
Stephen Buford (2)...........   820,437     820,437         --           --

--------
(1) Assumes that the selling stockholders sell all of the common stock being offered and do not acquire additional shares of our common stock.
(2) Each of Daniel Buford, Sam Buford, and Stephen Buford is a director of Citizens Bank of Tulsa, our wholly-owned subsidiary.

   Pursuant to the registration rights agreement, we have agreed to register 751,045 shares (plus up to 112,655 shares covered by an underwriter's over-allotment option) held by other former Citizens stockholders that are not being offered through this prospectus. We have filed a separate prospectus to cover those shares.

                [ALTERNATE PAGE FOR NON-UNDERWRITTEN PROSPECTUS]

                              PLAN OF DISTRIBUTION

   The selling stockholders or their respective pledgees, donees, transferees or other successors in interest may, from time to time, sell all or a portion of the shares on the Nasdaq National Market, in privately negotiated transactions or otherwise. Shares may be sold at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or negotiated prices. The shares may be sold by the selling stockholders by one or more of the following methods, without limitation:

  . block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus;

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  . privately negotiated transactions;

  . short sales;

  . through the writing of options on the shares; and

  . a combination of any such methods of sale.

   In effecting sales, brokers and dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share. To the extent such broker-dealer is unable to do so acting as agent for a selling stockholder, it may agree to purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in the Nasdaq National Market at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares in accordance with Rule 145 under the Securities Act rather than pursuant to this prospectus.

   From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some of all of the shares owned by them. The pledgees, secured parties or persons to whom such securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for such selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell short our common stock and in such instances, this prospectus may be delivered in connection with such short sales and the shares offered under this prospectus may be used to cover such short sales.

   To the extent required under the Securities Act the aggregate amount of selling stockholders' shares of our common stock being offered and the terms of the offering, the names of any such agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of our common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' shares of common stock, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

   The selling stockholders and any broker-dealers or agents that participate with the selling stockholders in sales of the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be an underwriting commission or discount under the Securities Act.

                [ALTERNATE PAGE FOR NON-UNDERWRITTEN PROSPECTUS]

   A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such selling stockholder, including in connection with distributions of the common stock by such broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the shares offered hereby to the broker-dealers, who may then resell or otherwise transfer such shares. A selling stockholder may also loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

   The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Securities Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares.

   In order to comply with the securities laws of certain states, if applicable, the shares offered by this prospectus may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders that they must deliver a copy of this prospectus to each purchaser of the shares prior to or at the time of any sale. We have agreed with the selling stockholders to keep this prospectus effective until the earlier of (i) the sale of all of the shares or (ii) December 10, 1999.

                                 LEGAL MATTERS

   The legality of the shares offered pursuant to the offering will be passed upon for us by Blackwell Sanders Peper Martin LLP, Kansas City, Missouri.

                                    EXPERTS

   The consolidated financial statements incorporated in this prospectus by reference are incorporated by reference from our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, have been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated here by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                [ALTERNATE PAGE FOR NON-UNDERWRITTEN PROSPECTUS]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this pro-spectus and, if given or made, such information or representation must not be relied upon as having been authorized by us or any underwriter. This prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which it is unlawful to make such offer or solicitation. Neither the deliv-ery of this prospectus nor any sale made hereunder shall, under any circum-stances, create any implication that the information contained herein is cor-rect as of any date subsequent to the date hereof.

                                ---------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Prospectus Summary.........................................................   3
Selected Consolidated Financial Data.......................................   6
Recent Developments........................................................   8
Risk Factors...............................................................  11
Use of Proceeds............................................................  15
Price Range of Common Stock and Dividends..................................  15
Selling Stockholders.......................................................  16
Plan of Distribution.......................................................  18
Legal Matters..............................................................  19
Experts....................................................................  19
Where You Can Find More Information........................................  20
Incorporation of Certain Documents by Reference............................  20
Cautionary Statement Concerning
 Forward-Looking Information...............................................  21

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,056,592 Shares

[GOLD BANC CORPORATION LOGO]

                                   GOLD BANC
                               CORPORATION, INC.

                                  Common Stock

                                ---------------

                                   PROSPECTUS
                                ---------------


                                  May   , 1999


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following is an itemized statement of estimated expenses to be paid by the Registrant in connection with the issuance and sale of the securities being registered.

      Securities and Exchange Commission Registration Fee...........         (1)
      Accounting Fees and Expenses..................................
      Printing Expenses.............................................
      Registrant's Legal Fees and Expenses..........................
      Selling Stockholders' Legal Fees and Expenses.................
      Transfer Agent Fees and Expenses..............................
      Miscellaneous Expenses........................................
                                                                     --------
          Total..................................................... $
                                                                     ========

--------
(1) Filing fee previously paid pursuant to the Registrant's Registration Statement on Form S-4 (File No. 333-65539)

Item 15. Indemnification of Directors and Officers.

   Gold Banc Corporation, Inc.'s (the "Company") Restated Articles of Incorporation, as amended, and Amended and Restated Bylaws require it to indemnify its directors and officers and advisory directors against liabilities, fines, penalties, settlements, claims and reasonable expenses incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those capacities to the fullest extent permitted by the Kansas General Corporation Code ("KGCC"). The KGCC permits a corporation to indemnify its present and former directors and officers if ordered to do so by a court or after a determination by its independent counsel, stockholders or a majority of its disinterested directors that the person to be indemnified acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation.

   Pursuant to express authority conferred in the Company's Amended and Restated Bylaws, the Company maintains a policy of insurance, under which the insurer will, subject to certain conditions, defend the directors and officers of the Company against and indemnify them from any liabilities in capacities as such.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16. Exhibits

   The following exhibits are filed herewith or incorporated herein by reference pursuant to Rule 411 of the Securities Act of 1933, as amended.

      Exhibit
       Number
      -------
      1         Form of Underwriting Agreement

      3(a)(i)   Restated Articles of Incorporation of the Company*

      3(a)(ii)  Certificate of Amendment to Restated Articles of
                Incorporation**

      3(a)(iii) Certificate of Amendment to Restated Articles of Incorporation


     Exhibit
     Number
     -------
      3(b)   Amended and Restated Bylaws of the Company*

      4(a) Provisions of the Amended and Restated Articles of Incorporation and the Restated Bylaws of the Company defining the rights of holders of the Company's common stock (included in Exhibits
             3(a)(i), (ii) and (iii) and 3(b)).

      4(b)   Registration Rights Agreement among the Company, Daniel Buford,
             Sam Buford, Sharon Buford, Stephen Buford, Dillard Enterprises,
             L.L.C., Eric M. Bohne Revocable Family Trust #1 and Eric M. Bohne
             Revocable Family Trust #2, dated as of December 10, 1998.***

      5      Opinion of Blackwell Sanders Peper Martin LLP

     23(a)   Consent of KPMG LLP

     23(b)   Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit
             5)

     24      Powers of Attorney (included in signature pages to Registration
             Statement)

--------
* Previously filed as an Exhibit to the Company's Registration Statement on Form SB-2 No. 333-12377 and the same is incorporated herein by reference.
**Previously filed as an Exhibit to the Company's Registration Statement on
   Form S-4 No. 333-28563 and the same is incorporated herein by reference. ***Previously filed as an Exhibit to the Company's Annual Report on Form 10-K
   for the year ended December 31, 1998 and the same is incorporated herein by reference.

Item 17. Undertakings.

   (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   (b) The undersigned Registrant hereby undertakes to, for purposes of determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the SEC declared it effective.

   (c) The undersigned Registrant hereby undertakes to, for purposes of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

   (d) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (e) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made of securities registered hereby, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Leawood, State of Kansas, on the 28th day of April, 1999:

                                          Gold Banc Corporation, Inc.

                                                 /s/ Michael W. Gullion
                                          By: _________________________________
                                                     Michael W. Gullion,
                                                   Chief Executive Officer

   KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned directors of Gold Banc Corporation, Inc., hereby severally constitute Michael W. Gullion and Keith E. Bouchey, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, and generally to do all such things in our names and in our capacities as directors to enable Gold Banc Corporation, Inc. to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signature as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

   Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----


     /s/ Michael W. Gullion          Chairman of the Board and       April 28, 1999
____________________________________  Chief Executive Officer
         Michael W. Gullion           (Principal Executive
                                      Officer)

      /s/ Malcolm M. Aslin           Director, President and         April 28, 1999
____________________________________  Chief Operating Officer
          Malcolm M. Aslin

      /s/ Keith E. Bouchey           Director, Executive Vice        April 28, 1999
____________________________________  President, Chief Financial
          Keith E. Bouchey            Officer and Corporate
                                      Secretary
                                      (Principal Financial
                                      Officer)

     /s/ Brian J. Ruisinger          Treasurer and Controller        April 28, 1999
____________________________________  (Principal Accounting
         Brian J. Ruisinger           Officer)

      /s/ William Wallman            Director                        April 28, 1999
____________________________________
          William Wallman

     /s/ D. Michael Browne           Director                        April 28, 1999
____________________________________
         D. Michael Browne


     /s/ William F. Wright           Director                        April 28, 1999
____________________________________
         William F. Wright

     /s/ Allen D. Petersen           Director                        April 28, 1999
____________________________________
         Allen D. Petersen

                                     Director                        April   , 1999
____________________________________
       William R. Hagman, Jr.

                               INDEX TO EXHIBITS

  Exhibit
   Number                          Description of Exhibit
  -------                          ----------------------
  1         Form of Underwriting Agreement

  3(a)(i)   Restated Articles of Incorporation of the Company*

  3(a)(ii)  Certificate of Amendment to Restated Articles of Incorporation**

  3(a)(iii) Amended and Restated Bylaws of the Company*

  3(b)      Certificate of Amendment to Restated Articles of Incorporation

  4(a) Provisions of the Amended and Restated Articles of Incorporation and the Restated Bylaws of the Company defining the rights of holders of the Company's common stock (included in Exhibits
            3(a)(i), (ii), and (iii) and 3(b)).

  4(b)      Registration Rights Agreement among the Company, Daniel Buford, Sam
            Buford, Sharon Buford, Stephen Buford, Dillard Enterprises, L.L.C.,
            Eric M. Bohne Revocable Family Trust #1 and Eric M. Bohne Revocable
            Family Trust #2, dated as of December 10, 1998.***

  5         Opinion of Blackwell Sanders Peper Martin LLP

 23(a)      Consent of KPMG LLP

            Consent of Blackwell Sanders Peper Martin LLP (included in Exhibit
 23(b)      5)

            Powers of Attorney (included in signature pages to Registration
 24         Statement)

--------
* Previously filed as an Exhibit to the Company's Registration Statement on Form SB-2 No. 333-12377 and the same is incorporated herein by reference.
** Previously filed as an Exhibit to the Company's Registration Statement on
   Form S-4 No. 333-28563 and the same is incorporated herein by reference.
*** Previously filed as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and the same is incorporated herein by reference.